Exhibit 99.2

June 23, 2021

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmmi, Inc.
CIK Number: 0001701261

Dear Sir or Madam:

We have read Form 6-K dated June 22, 2021 of Farmmi, Inc. (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York